Exhibit 99.3

DELMARVA POWER & LIGHT COMPANY

		For the Year Ended December 31,
	Nine Months Ended September 30, 2015	2014	2013	2012	2011	2010
	(millions of dollars)

Earnings
Net income for common stock	$55	$104	$89	$73	$71	$45
Preferred stock dividend	—	—	—	—	—	—
(Income) or loss from equity investees	—	—	—	—	—	—
Minority interest loss	—	—	—	—	—	—
Income tax expense	35	65	56	44	42	31

Pre-tax income for common stock	90	169	145	117	113	76
Add: Fixed charges*	40	53	55	52	49	48
Add: Distributed income of equity investees	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Earnings	$130	$222	$200	$169	$162	$124

*Fixed Charges
Interest on long-term debt	$36	$46	$49	$45	$42	$43
Interest capitalized	—	—	—	—	—	—
Other interest	—	—	—	—	—	—
Amortization of debt discount, premium, and expense	2	3	3	4	4	3
Interest component of rentals	2	4	3	3	3	2
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Fixed charges	$40	$53	$55	$52	$49	$48

Ratio of earnings to fixed charges (a)	3.25	4.19	3.64	3.25	3.31	2.58

(a)	DPL has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.